HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                October 12, 2009

Joseph Son
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Registration Statement on Form S-1
            File No. 333-161895

     Amendment No. 1 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated October 5, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found.

                                                                    Page Number
                                                                    -----------

1.    Comment noted.                                                        N/A

2.    Comment complied with.                                             20, 25

3. The following is a reconciliation of the number of shares listed in the registration fee table with the number of shares shown on page 4.

      Registration Fee Table:
      ----------------------

      Common Stock         18,246,932
      Common Stock          1,038,000
                          -----------
      Total from page 4    19,284,932
                           ==========

      See the attached Exhibit A for a reconciliation of the
      number of shares listed in the registration fee table
      and the shares listed on page 6.                                      N/A

4.    Comment complied with.                                                  4

5.    For ease of identification the Risk Factor headings are
      shown in capital letters.                                            8-11

6.    Comment complied with.                                                 25

7.    Comment complied with.                                          Exhibit 5

8.    Comment complied with.                                          Exhibit 5

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                              HART & TRINEN, L.L.P.



                                 William T. Hart

WTH:ap

                                    EXHIBIT A

Description on page 6 of the Prospectus.
---------------------------------------

                                                             Shares     Warrants
                                                             ------     --------

o  we are issuing:

   -  1,038,000 Series A warrants to those shareholders
      who were owners of our common stock on September 9,
      2008, and                                                        1,038,000
   -  up to 1,038,000 shares of our common stock to the
      holders of these warrants if and when the warrants
      are exercised.                                       1,038,000

o  a number of our shareholders are offering to sell:

   -  up to 8,060,000 shares of our common stock which
      they acquired in connection with our acquisition
      of Synergy,                                          8,060,000
   -  up to 2,060,000 Series A warrants acquired in the
      acquisition, and                                                 2,060,000
   -  up to 2,060,000 shares of common stock which may
      issuable upon the exercise of the Series A warrants. 2,060,000
   -  up to 4,000,000 shares of common stock issuable
      upon the exercise of options.                        4,000,000

o  a number of investors are offering to sell:

   -  up to 2,000,000 shares of our common stock which
      they acquired in the private offering;               2,000,000
   -  up to 1,000,000 Series A warrants which they
      acquired in a private offering; and                              1,000,000
   -  up to 2,000,000 shares of our common stock which
      are issuable upon the exercise of the Series A and
      Series B Warrants.                                   2,000,000

o Scottsdale Capital, the sales agent for our private offering, is offering to sell:

   -  up to 63,466 shares of common stock which are
      issuable upon the exercise of the sales agent
      warrants;                                              63,466
   -  up to 63,466 shares of our common stock which are
      issuable upon the exercise of the Series A and
      Series B warrants included as part of the sales
      agent's warrants.                                      63,466
   -  up to 31,733 Series A warrants issuable upon the
      exercise of the sales agent's warrants.                             31,333
                                                         ----------   ----------
                                                         19,284,932    4,129,733
                                                         ==========   ==========

                                                             Shares     Warrants
                                                             ------     --------

Shares in registration fee table.

       Common Stock (2)                                  18,246,932           --
       Series A Warrants (3)                                     --   3,091,733
       Series A Warrants (4)                                     --   1,038,000
       Common Stock (5)                                   1,038,000           --
                                                         ----------   ----------
                                                         19,284,932    4,129,733
                                                         ==========   ==========

(1) Shares of common stock offered by selling shareholders, including shares issuable upon exercise of Series A warrants, Series B warrants, and options.
(2) Series A warrants held by the selling shareholders on the date this registration statement was first filed with the Securities and Exchange Commission.
(3) Series A Warrants to be issued to shareholders owning registrant's shares of common stock on September 9, 2008.
(4) Shares of common stock to be issued upon the exercise of Series A warrants to be issued to shareholders owning registrant's shares of common stock on September 9, 2008.